                      SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549

                                SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 3)

                          Reading International, Inc.
                    (Formerly Citadel Holding Corporation)
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                               (Name of Issuer)

            Class B Voting Common Stock, $0.01 par value per share
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                        (Title of Class of Securities)

                                   172862104
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                                (CUSIP Number)

                       S. Craig Tompkins, Vice Chairman
                          Reading International, Inc.
                       550 South Hope Street, Suite 1825
                         Los Angeles, California 90071

                                With Copies To:

                              Dale E. Short, Esq.
                     Troy & Gould Professional Corporation
                      1801 Century Park East, Suite 1600
                         Los Angeles, California 90067
                                (310) 553-4441
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           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               December 31, 2001
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check
the following box.   [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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  CUSIP NO. 172862 10 4
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 1    NAME of Reporting Person
      I.R.S. Identification No. of Above Person (entities only)
      James J. Cotter
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 2    Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                (a) [_]
                                                                (b) [_]
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 3    SEC USE ONLY

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 4    Source of Funds (See Instructions)
      See Item 3 below.
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 5    Check if Disclosure of Legal Proceedings is Required Pursuant
      to Items 2(d) or 2(e)                                          [_]

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 6    Citizenship or Place of Organization
       U.S.A.
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                     7    Sole Voting Power
     Number of            See Item 5 below.
      Shares       -----------------------------------------------------------
   Beneficially      8    Shared Voting Power
     Owned by                    - 0 -
       Each        -----------------------------------------------------------
    Reporting        9    Sole Dispositive Power
      Person              See Item 5 below.
       with        -----------------------------------------------------------
                     10   Shared Dispositive Power
                                  - 0 -
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11    Aggregate Amount Beneficially Owned by Each Reporting Person
       See Item 5 below.
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12    Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)                                                 [_]
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13    Percent of Class Represented by Amount in Row (11)
       See Item 5 below.
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14    Type of Reporting Person (See Instructions)
       IN
------------------------------------------------------------------------------

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ITEM 1.   SECURITY AND ISSUER.

     This statement (this "Statement") relates to the class B voting common stock, par value $0.01 per share ("Company Voting Common Stock"), of Reading International, Inc. (formerly Citadel Holding Corporation), a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 550 South Hope Street, Suite 1825, Los Angeles, California 90071.

ITEM 2.   IDENTITY AND BACKGROUND.

     Items (a)-(c), (f). This Statement is being filed by James J. Cotter. This Statement constitutes Amendment No. 3 to the prior Schedule 13D filed by Mr. Cotter with respect to his ownership of common stock of the Company.

     Mr. Cotter is a citizen of the United States with his principal business address at 550 South Hope Street, Suite 1825, Los Angeles, California 90071. Mr. Cotter's principal occupation and employment are: Chairman of the Board and Chief Executive Officer of the Company and its wholly-owned subsidiaries, Craig Corporation, a Nevada corporation ("Craig"), and Reading Holdings, Inc., a Nevada corporation ("Reading").

     Items (d)-(e). Mr. Cotter has not been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     This Statement relates to the completion on December 31, 2001 of the consolidation transaction contemplated by the Agreement and Plan of Merger, dated as of August 17, 2001, among the Company, Craig, Reading, Craig Merger Sub, Inc., a Nevada Corporation ("Craig Merger Sub"), and Reading Merger Sub, Inc., a Nevada corporation ("Reading Merger Sub."). As of December 31, 2001 (the "Effective Time"), Craig Merger Sub merged with and into Craig, and Reading Merger Sub merged with and into Reading, with the result that Craig and Reading became wholly-owned subsidiaries of the Company, and Craig and Reading stockholders became stockholders of the Company as described in the following paragraphs.

     At the Effective Time, each outstanding share of Craig common stock and common preference stock was automatically converted into the right to receive
1.17 shares of class A nonvoting common stock of the Company (the "Company Nonvoting Common Stock").

     At the Effective Time, each outstanding share of Reading common stock was automatically converted into the right to receive 1.25 shares of Company Nonvoting Common Stock.

     At the Effective Time, each outstanding stock option of Craig and Reading was assumed by the Company and became an option to purchase an equivalent number (based on the foregoing conversion ratios) of shares of either Company Voting Common Stock or Nonvoting Common Stock, at each option holder's election (the "Option Conversion"). As a result of the Option Conversion, Mr. Cotter acquired currently exercisable stock options to purchase an aggregate of 1,490,120 shares of Company Voting Common Stock at a weighted-average exercise price of $8.03 per share. Mr. Cotter may be deemed to own beneficially the shares of Company Voting Common Stock underlying such stock options.

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                                                                          Page 3
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ITEM 4.   PURPOSE OF THE TRANSACTION.

     Items (a), (b), (e), (h) and (i). The Reporting Person acquired beneficial ownership of 1,490,120 shares of Company Voting Common Stock by virtue of the Option Conversion as described in Item 3. The purpose of the Option Conversion as described in Item 3, which information is incorporated herein by reference, was to effect the Consolidation.

     Mr. Cotter currently intends to hold any shares of Company Voting Common Stock reported herein, if subsequently acquired by him pursuant to the exercise of his Company stock options, for investment purposes. Mr. Cotter intends, however, to review his investment in the Company on the basis of various factors, including the Company's business, results of operations, financial condition and future prospects, conditions in the securities markets and general economic and industry conditions. Based on such review, Mr. Cotter will take such actions as he deems appropriate in light of the circumstances existing from time to time.

     Items (a), (c), (d), (f), (g) and (j).  Not Applicable.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

     Items (a)-(c). Mr. Cotter beneficially owns 1,817,928 shares of Company Voting Common Stock, including 1,490,120 shares subject to currently outstanding and exercisable Company stock options as described in Item 3 above, representing approximately 64.3% of the outstanding Company Voting Common Stock assuming such options were exercised in full. Mr. Cotter has sole voting and dispositive power with respect to such shares.

     The percentages of ownership reported above are based upon the [1,336,330] shares of Company Voting Common Stock outstanding as of December 31, 2001.

     Except as described herein, Mr. Cotter has not acquired or disposed of, any shares of Company Voting Common Stock during the past 60 days.

     Items (d)-(e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as described in Items 3, 4 and 5 of this Statement, Mr. Cotter does not have any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Company, including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

Not Applicable

                                   Signature

     After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date:  January 25, 2002


                                       /s/ James J. Cotter
                                       --------------------------------------
                                       Name: James J. Cotter

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